     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1998

                                               REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                               WESTERN ATLAS INC.
           (Exact name of the registrant as specified in its charter)

                      DELAWARE                                              95-3899675
  (State or other jurisdiction of incorporation or            (I.R.S. Employer Identification Number)
                    organization)

                             10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 972-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                             JAMES E. BRASHER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             10205 WESTHEIMER ROAD
                              HOUSTON, TEXAS 77042
                                 (713) 972-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

               C. NEEL LEMON III, ESQ.                                ARTHUR H. ROGERS, ESQ.
               THOMPSON & KNIGHT, P.C.                              FULBRIGHT & JAWORSKI L.L.P.
           1700 PACIFIC AVENUE, SUITE 3300                       1301 MCKINNEY STREET, SUITE 5100
              DALLAS, TEXAS 75201-4693                               HOUSTON, TEXAS 77010-3095
                   (214) 969-1700                                         (713) 651-5151

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the date this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                                            PROPOSED
                                                                             MAXIMUM         PROPOSED MAXIMUM       AMOUNT OF
TITLE OF EACH CLASS OF                                AMOUNT TO BE       OFFERING PRICE     AGGREGATE OFFERING    REGISTRATION
  SECURITIES TO BE REGISTERED                          REGISTERED          PER NOTE(1)           PRICE(1)              FEE
------------------------------------------------------------------------------------------------------------------------------
Senior Notes......................................    $200,000,000            100%             $200,000,000          $59,000
==============================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 11, 1998
                                  $200,000,000

                               WESTERN ATLAS INC.

[WESTERN ATLAS LOGO]         % SENIOR NOTES DUE 2008
                             ---------------------

     Interest on the   % Senior Notes due             , 2008 (the "Notes") is
payable on             and           of each year, commencing             ,
1998. The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption plus a Make-Whole Premium as defined herein, if any, relating to the then prevailing Treasury Yield as defined herein and the remaining life of the Notes. The Notes will be represented by one or more global notes ("Global Notes") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, the Notes will not be offered in definitive form. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes."

     Concurrently with the offering made hereby, the Company is also offering
  % Adjustable Conversion-rate Equity Security Units, which in the aggregate
consist of (a) contracts to purchase between           and           shares
(          and           shares if the underwriters' over-allotment option is
exercised in full) of Common Stock on        , 2001 and (b) $     million of   %
Quarterly Income Preferred Securities of the Company maturing on             ,
2003. The Units Offering is being made by a separate prospectus. Neither the Units Offering nor the offering made hereby is conditioned on the consummation of the other offering.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                           INITIAL PUBLIC        UNDERWRITING      PROCEEDS TO
                                          OFFERING PRICE(1)      DISCOUNT(2)       COMPANY(3)
                                          -----------------      ------------      -----------
Per Note................................          %                   %                %
Total...................................  $                           $             $

---------------

(1) Plus accrued interest, if any, from             , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $          payable by the Company.
                             ---------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about             , 1998, against payment therefor
in immediately available funds.

GOLDMAN, SACHS & CO.
                   CHASE SECURITIES INC.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC
                             ---------------------

               The date of this Prospectus is             , 1998.

                           FORWARD-LOOKING STATEMENTS

     The statements included or incorporated in this Prospectus regarding future financial performance and results and the other statements that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but are not limited to, projections of earnings, revenues, income or loss, capital expenditures, plans for future operations and financing needs or plans, as well as assumptions relating to the foregoing. The words "expect", "project", "estimate", "intend", "plan", "predict", "anticipate", "believe", "may" and similar expressions as they relate to the Company or its management are also intended to identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results, performance and achievements could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Such factors include, but are not limited to, dependence upon oil and gas industry spending, worldwide prices and demand for oil and gas, the presence of competitors with greater financial and other resources, technological changes and developments, operating risks inherent in the oilfield services industry, operating risks related to oil and gas exploration and production activities, regulatory uncertainties, worldwide political stability and economic conditions, operating risks associated with international activity, and other risks and uncertainties described in this Prospectus and in the Company's other filings with the Securities and Exchange Commission (the "Commission"). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE NOTES AND THE IMPOSITION OF PENALTY BIDS, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, such reports, proxy statements and other information may be accessed electronically at the Commission's site on the World Wide Web at http://www.sec.gov. The Company's reports are also on file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Notes. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities being offered hereby, reference is made to the Registration Statement which can be inspected at the public reference facilities at the offices of the Commission set forth above. Any statements contained herein concerning the provision of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 1-12430) with the Commission pursuant to the Exchange Act are incorporated by reference herein and made a part hereof:

          (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Form 10-K/A filed on March 11, 1998, and

          (2) Current Report on Form 8-K filed on March 10, 1998.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities being offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents, unless any such document shall expressly state that it is not to be incorporated by reference.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any amendment or supplement hereto.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such documents should be directed to the Company's principal executive office located at 10205 Westheimer Road, Houston, Texas 77042, Attention: James E. Brasher, Senior Vice President and General Counsel, telephone number: (713) 972-4000.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Company's consolidated financial statements and notes thereto, incorporated herein by reference. Unless the context otherwise requires, references in this Prospectus to the "Company" or "Western Atlas" shall mean Western Atlas Inc. and its subsidiaries and "UNOVA" shall mean UNOVA, Inc., which was spun-off from the Company in October 1997. Unless otherwise indicated, all financial information and share data in this Prospectus assume no exercise of the underwriters' over-allotment option in the Units Offering. UNOVA's operations through October 31, 1997 are reported in the Company's financial statements as discontinued operations.

                                  THE COMPANY

     Western Atlas is a leading supplier of oilfield services and reservoir information technologies for the worldwide oil and gas industry. It operates primarily through three divisions: Western Geophysical, Western Atlas Logging Services, and E&P Services. The Company specializes in land, marine, and transition-zone seismic data acquisition and processing services; open-hole and cased-hole well-logging services; reservoir characterization; and exploration and production techniques and management services. The Company's revenues have grown from approximately $1.4 billion in 1996 to approximately $1.7 billion in 1997, an increase of 17%. During this period, earnings from continuing operations before interest, taxes, depreciation, amortization, and non-recurring items ("EBITDA") grew from approximately $457 million to approximately $570 million, an increase of 25%.

     The Company, through its predecessors, has provided services to the oil and gas industry since 1932. In October 1997, to focus exclusively on the oilfield service sector, the Company distributed the common stock of UNOVA, its then wholly-owned industrial automation systems subsidiary, to the shareholders of the Company in a tax-free spin-off (the "Spin-off").

     The Company's strategy is to maximize shareholder value by providing value-added services to its clients, maintaining operational excellence, and pursuing internal and external growth opportunities. The Company's reservoir information services enable clients to more quickly locate hydrocarbons, reduce exploration, development, and production risks, and maximize returns. Western Atlas intends to enhance its significant market positions in its core businesses by continuing to invest substantial amounts of intellectual and financial capital into new services, products, and technologies.

     The successful implementation of this strategy has provided the Company with the following competitive strengths:

          LARGEST AND MOST COMPREHENSIVE PROVIDER OF SEISMIC ACQUISITION SERVICES. The Company, through its Western Geophysical division ("WG"), is the largest provider of seismic acquisition services to the oil and gas industry. On a worldwide basis, Western offers an advanced fleet of purpose-built seismic vessels for deepwater streamer and ocean-bottom cable ("OBC") exploration, the industry's largest land-crew organization for all-terrain surveys, and innovative technologies for seamless coverage across shallow-water transition zones. The Company has further strengthened its position in the offshore segment through the aggressive pursuit of solid-streamer technology, vessel upgrades, OBC technologies (including multicomponent sensor technologies), and time-lapse 3-D ("4-D") reservoir monitoring services.

          MOST EXTENSIVE MULTICLIENT SEISMIC DATA LIBRARY. WG has the most extensive non-exclusive data library in the industry and continues to add new data thereto. The Company believes this library provides clients with high-quality seismic data for oil and gas activities at cost-effective prices. The Company's library is geographically diverse, contains a significant amount of recently acquired data, and is well suited for a broad range of client applications, particularly in those areas where higher levels of exploration and development activity are expected in the near future.

          INDUSTRY LEADING SEISMIC DATA PROCESSING. WG provides industry leading seismic data processing services. The Company provides these services worldwide through a network of in-field and dedicated data processing centers, as well as client operated facilities. The Company's seismic data processing capacity has increased by over 600% since 1995. In addition, the Company believes its proprietary Omega(R) seismic processing system is becoming an industry standard.

          ADVANCED LOGGING AND PERFORATING SERVICES. The Company provides advanced logging and perforating services to clients through its Western Atlas Logging Services division ("WALS"). During the last four years, WALS has invested significant amounts of financial and intellectual capital to develop new logging, perforating, and other wireline technologies and services. The Company believes that its logging services, instruments, and geoscientific interpretation services are currently among the best available in the industry.

          STATE-OF-THE-ART INTEGRATED RESERVOIR STUDIES. Western Atlas has developed methods to integrate geophysical, geological, and petrophysical data into a single reservoir model which provides clients with a multidimensional view of their reservoirs. In addition, the Company believes these services will become an important component in the emerging 4-D reservoir monitoring market.

          EXPLORATION AND PRODUCTION SERVICES. Through its E&P Services division ("E&PS"), the Company possesses exploration and production technology using engineering, geophysical and geological disciplines, including integrated reservoir and subsurface analysis, reservoir characterization and modeling, and prospect generation and selection. As a service provider and as a partner with oil and gas companies, E&PS utilizes its capabilities and experience to identify potential hydrocarbon-bearing properties and enhance the ability of oil and gas companies to explore, develop, and produce hydrocarbons.

                                THE ACQUISITIONS

     On March 8, 1998, the Company entered into an agreement to acquire the stock of Wedge Dia-Log, Inc. ("Wedge Dia-Log") for approximately $218 million in cash (the "Wedge Acquisition"). Wedge Dia-Log is a wireline company specializing in cased-hole and pipe recovery services. Subject to the satisfaction of customary conditions, including applicable regulatory approval, the Company intends to close the Wedge Acquisition on or about April 1, 1998.

     In addition, on March 8, 1998, the Company entered into an agreement to acquire the stock of 3-D Geophysical, Inc. ("3-D Geophysical"), a supplier of primarily land-based seismic data acquisition services (the "3-D Acquisition" and, together with the Wedge Acquisition, the "Acquisitions"). The agreement provides for an all-cash tender offer of $9.65 per share for an aggregate consideration of approximately $115 million if all shares are acquired. The Company intends to close the 3-D Acquisition following consummation of this offering; however, such closing is subject to the tender of more than 50% of the outstanding shares of common stock of 3-D Geophysical and other customary conditions, including applicable regulatory approvals. The 3-D Acquisition, if consummated, will enhance the Company's seismic data acquisition capabilities in the United States, Canada, Mexico, and Peru.

                                  THE OFFERING

Securities Offered.........  $200 million aggregate principal amount of     %
                             Senior Notes due     , 2008 (the "Notes").

Interest Payment Dates.....       and     , commencing             , 1998.

Ranking....................  The Notes will rank pari passu with all existing unsecured, unsubordinated indebtedness of the Company. See "Description of the Notes -- Ranking".

Optional Redemption........  The Notes may be redeemed at any time at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption plus a Make-Whole Premium as defined herein, if any, relating to the then prevailing Treasury Yield as defined herein and the remaining life of the Notes. See "Description of the Notes -- Optional Redemption".

Certain Covenants..........  The Indenture relating to the Notes will contain limitations on the Company's ability to (i) incur indebtedness secured by certain liens, (ii) engage in certain sale/leaseback transactions, and (iii) engage in certain merger, consolidation or reorganization transactions. See "Description of the Notes -- Certain Covenants".

Use of Proceeds............  The Company intends to use the net proceeds of this
                             Notes offering (estimated to be $198.5 million) and the net proceeds of the Units Offering as defined herein (estimated to be $387.4 million) to fund the Acquisitions totaling approximately $333 million (assuming 100% of the shares are acquired in the 3-D Acquisition) and to repay approximately $253 million of commercial paper and other borrowings. See "Use of Proceeds".

Concurrent Units
Offering...................  Concurrently with the offering of Notes made hereby, the Company is also engaged in an offering
                             (the "Units Offering") of      % Adjustable
                             Conversion-rate Equity Security Units (the
                             "Units"), which in the aggregate consist of (a)
                             contracts to purchase between     and      shares
                             (     and     shares if the underwriters'
                             over-allotment option is exercised in full) of common stock, $1.00 par value per share (the
                             "Common Stock"), of the Company on       , 2001 and
                             (b) $400 million of     % Quarterly Income
                             Preferred Securities of the Company maturing on
                                      , 2003. The Units Offering is being made
                             by means of a separate prospectus. Neither the Units Offering nor this Notes offering is conditioned on the consummation of the other offering. There can be no assurance that the Units Offering will be consummated. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Units being offered in the Units Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company and its subsidiaries as of and for the three years ended December 31, 1997. The summary financial data have been derived from the Company's audited consolidated financial statements incorporated by reference herein. On October 31, 1997, the shares of common stock of UNOVA were distributed to the Company's shareholders pursuant to the Spin-off. UNOVA's operations through October 31, 1997 are reported in the Company's financial statements as discontinued operations. The following data is based on continuing operations and should be read in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                            YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                        1997          1996          1995
                                                     ----------    ----------    ----------
                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue............................................  $1,658,150    $1,418,108    $1,282,927
Operating profit...................................     200,619       147,446       134,903
Earnings from continuing operations before income
  taxes............................................     151,245       116,537       103,208
Earnings from continuing operations................      91,811        69,922        61,409
OTHER DATA:
EBITDA(1)..........................................  $  569,556    $  456,659    $  408,453
Ratio of EBITDA to interest expense(2).............        13.3          14.1          12.2
Ratio of earnings to fixed charges(3)..............         4.1           4.5           4.0
Capital expenditures and cost of multiclient
  seismic data acquired............................  $  705,027    $  475,475    $  323,483
Depreciation, depletion and amortization(4)........     368,937       309,213       273,550
BALANCE SHEET DATA (END OF PERIOD)(5):
Working capital....................................  $  114,164    $  774,954    $  827,526
Total assets.......................................   2,330,707     2,499,210     2,268,580
Total debt.........................................     808,122       503,644       498,813
Shareholders' equity...............................     886,867     1,502,938     1,356,847

---------------

(1) "EBITDA" means earnings from continuing operations before interest, taxes, depreciation, amortization, and non-recurring items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt. EBITDA is not necessarily comparable to similarly titled measures of other companies.

(2) Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Company's current ability to meet its financing costs.

(3) For the purpose of this calculation, "earnings" consist of net income from continuing operations before income taxes plus fixed charges excluding capitalized interest. "Fixed charges" consist of interest expense, capitalized interest, amortization of deferred loan costs, and the portions of operating leases that management believes are representative of the interest factor thereon.

(4) During the fourth quarter of 1997, the Company extended the estimated useful lives of certain assets. This change in accounting estimate resulted in an increase in the Company's earnings from continuing operations of $2.8 million or $0.05 diluted earnings per share for 1997.

(5) On October 31, 1997, the shares of common stock of UNOVA were distributed to the Company's shareholders in connection with the Spin-off.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes, after deducting estimated underwriting discounts and expenses of this offering payable by the Company, are expected to be $198.5 million. Concurrently with the offering of Notes made hereby, the Company is also engaged in the Units Offering from which the net proceeds (assuming the Units Offering is consummated) to be received by the Company from the sale of the Units, after deducting estimated underwriting discounts and expenses of the Units Offering payable by the Company, are expected to be $387.4 million ($445.6 million if the underwriters' over-allotment option in the Units Offering is exercised in full). The Company intends to use the aggregate net proceeds from this Notes offering and the Units Offering to fund the Acquisitions totaling approximately $333 million (assuming 100% of the shares of 3-D Geophysical are acquired in the 3-D Acquisition) and to repay approximately $253 million of commercial paper and other borrowings ($311 million if the underwriters' over-allotment option in the Units Offering is exercised in full). As of March 9, 1998, the Company's outstanding commercial paper borrowings totaled $363 million and interest rates on such borrowings ranged from 5.65% to 6.19% with an effective weighted average interest rate of 5.74%.

     Neither this Notes offering nor the Units Offering is conditioned upon the consummation of the other offering. If only this Notes offering is consummated, all of the $198.5 million in net proceeds from this Notes offering will be applied to the $218 million purchase price in the Wedge Acquisition. In that event, the Company will borrow the balance of such purchase price and the $115 million purchase price in the 3-D Acquisition under existing or new credit facilities.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to reflect the sale by the Company of the Notes offered hereby (at an assumed initial public offering price of 100%) and the sale by the Company of an aggregate of $400 million of the Units in the Units Offering, and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and expenses of the offering made hereby and the Units Offering. The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed consolidated financial statements and notes thereto incorporated by reference herein. See "Use of Proceeds".

                                                                  AT DECEMBER 31, 1997
                                                              ----------------------------
                                                                ACTUAL      AS ADJUSTED(1)
                                                              ----------    --------------
                                                                 (DOLLARS IN THOUSANDS)
Short-term debt.............................................  $  106,592      $  180,492(2)
Long-term debt
     % Senior Notes due 2008................................          --         200,000
  Other(3)..................................................     701,530         448,630
                                                              ----------      ----------
          Total debt........................................     808,122         829,122
                                                              ----------      ----------
Company-obligated, mandatorily redeemable capital securities of Western Atlas Capital Trust I holding solely Company
  debentures................................................  $       --      $  400,000
                                                              ----------      ----------
Shareholders' equity:
  Common stock -- $1.00 par value; 150,000,000 shares
     authorized, 54,587,518 shares issued and outstanding...  $   54,588      $   54,588
  Paid-in capital...........................................     685,283         685,283
  Retained earnings.........................................     150,502         150,502
  Pension liability adjustment..............................      (3,506)         (3,506)
                                                              ----------      ----------
          Total shareholders' equity........................     886,867         886,867
                                                              ----------      ----------
               Total capitalization.........................  $1,694,989      $2,115,989
                                                              ==========      ==========

---------------

(1) As adjusted data assumes that of the $585.9 million ($644.1 million if the underwriters' over-allotment option in connection with the Units Offering is exercised in full) net proceeds raised pursuant to this Notes offering and the Units Offering, $333 million will be used to fund the Acquisitions and $253 million ($311 million if the underwriters' over-allotment option in the Units Offering is exercised in full) will initially be utilized to repay commercial paper and other borrowings. Subsequent to the offerings, the Company will re-borrow portions of the debt repaid hereunder to the extent that capital expenditures and expenditures for multiclient seismic data exceed available working capital and cash flow from operations.

(2) Includes $73.9 million of debt applicable to the Acquisitions which will be included in the Company's consolidated financial statements after the consummation of the Acquisitions. These amounts have been classified as short-term debt as the Company intends to refinance such debt with longer term debt.

(3) Consists of (i) commercial paper and other short-term notes payable, (ii) 7.875% notes due 2004, (iii) 8.55% debentures due 2024, and (iv) other borrowings.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data for the Company and its subsidiaries (i) as of and for the four years ended December 31, 1997, (ii) as of and for the five months ended December 31, 1993, and (iii) as of and for the year ended July 31, 1993. The summary financial data have been derived from the Company's audited consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference herein. The following data should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference herein.

                                                                                             FIVE MONTHS
                                                          YEAR ENDED DECEMBER 31,               ENDED       YEAR ENDED
                                                 -----------------------------------------   DECEMBER 31,    JULY 31,
                                                   1997       1996       1995       1994       1993(1)       1993(1)
                                                 --------   --------   --------   --------   ------------   ----------
                                                             (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
Operating results:
  Revenue......................................  $1,658.2   $1,418.1   $1,282.9   $1,194.5     $  495.2      $1,161.7
  Earnings (loss) from continuing operations...  $   91.8   $   69.9   $   61.4   $   39.7     $ (190.6)     $   40.8
  Earnings (loss) from discontinued
    operations(2)..............................    (154.9)      55.8       38.4       38.0          7.3          33.1
                                                 --------   --------   --------   --------     --------      --------
  Earnings (loss) before cumulative effect of a
    change in accounting principle.............     (63.1)     125.7       99.8       77.7       (183.3)         73.9
  Cumulative effect of a change in accounting
    principle(3)...............................        --         --         --         --           --          (1.1)
                                                 --------   --------   --------   --------     --------      --------
        Net earnings (loss)....................  $  (63.1)  $  125.7   $   99.8   $   77.7     $ (183.3)     $   72.8
                                                 ========   ========   ========   ========     ========      ========
Common share data -- diluted(4):
  Earnings (loss) per share from continuing
    operations.................................  $   1.65   $   1.29   $   1.14   $    .82     $  (4.18)     $    .87
  Earnings (loss) per share from discontinued
    operations(2)..............................     (2.78)      1.03        .72        .78          .16           .70
                                                 --------   --------   --------   --------     --------      --------
  Earnings (loss) per share before cumulative
    effect of a change in accounting
    principle..................................     (1.13)      2.32       1.86       1.60        (4.02)         1.57
  Cumulative effect of a change in accounting
    principle(3)...............................        --         --         --         --           --          (.02)
                                                 --------   --------   --------   --------     --------      --------
        Total..................................  $  (1.13)  $   2.32   $   1.86   $   1.60     $  (4.02)     $   1.55
                                                 ========   ========   ========   ========     ========      ========
Shares used to compute earnings (loss) per
  share(4).....................................      55.6       54.3       53.8       48.5         45.6          47.0
Financial position at period end:
  Total assets.................................  $2,330.7   $2,499.2   $2,268.6   $2,141.6     $2,007.5      $1,756.7
  Total debt...................................     808.1      503.6      498.8      531.7        771.1         185.4
  Shareholders' equity.........................     886.9    1,502.9    1,356.8    1,248.3        957.4       1,087.4
  Working capital..............................     114.2      775.0      827.5      729.0        752.4         714.7
  Current ratio................................       1.2        2.9        3.8        3.3          3.5           5.1
Other selected information:
  EBITDA(5)....................................  $  569.6   $  456.7   $  408.5   $  341.3     $   86.7      $  313.0
  Ratio of earnings to fixed charges(6)........       4.1        4.5        4.0        2.4           --           6.6
  Research and technology expenditures.........  $   59.2   $   54.8   $   59.8   $   59.1     $   28.2      $   61.7
  Depreciation, depletion, and
    amortization(7)............................     368.9      309.2      273.6      232.6         87.7         185.2
  Capital expenditures.........................     430.0      279.6      171.1      146.7        111.8         130.2
  Cost of multiclient seismic data acquired....     275.1      195.9      152.3      114.2         38.3          27.0
  Number of employees at period end............    10,600      9,100      8,500      8,900        7,800         8,800

                                                 (See notes on following page)

---------------

(1) The Company became a publicly-traded company in March 1994, concurrent with the distribution of its common stock to the shareholders of Litton Industries, Inc. ("Litton"). The Company's fiscal year-end was changed from July 31 to December 31 in 1993. Interest expense, income taxes, and certain general and administrative corporate costs incurred by Litton were allocated to the Company for periods presented prior to January 1, 1994.

(2) On October 31, 1997, the shares of common stock of UNOVA were distributed to the Company's shareholders in connection with the Spin-off. UNOVA's operations through October 31, 1997 are reported in the Company's financial statements as discontinued operations. Accordingly, the accounts of UNOVA's operations were reclassified as earnings from discontinued operations. Corporate general and administrative costs of the Company were not allocated to UNOVA for any of the periods presented.

(3) The provisions of SFAS No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, were adopted in fiscal year 1993. Immediate recognition of the transition liability was elected. All amounts pertain to continuing operations.

(4) The number of shares of common stock outstanding prior to 1994 was based on the weighted-average number of shares of Litton common stock outstanding for fiscal 1993.

(5) "EBITDA" means earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, and non-recurring items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt. EBITDA is not necessarily comparable to similarly titled measures of other companies.

(6) For the purpose of this calculation, "earnings" consist of net income from continuing operations before income taxes plus fixed charges excluding capitalized interest. "Fixed charges" consist of interest expense, capitalized interest, amortization of deferred loan costs, and the portions of operating leases that management believes are representative of the interest factor thereon. Earnings for the five months ended December 31, 1993 were inadequate to cover fixed charges by $252.8 million.

(7) During the fourth quarter of 1997, the Company extended the estimated useful lives of certain assets. This change in accounting estimate resulted in an increase in the Company's earnings from continuing operations of $2.8 million or $0.05 diluted earnings per share for 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements for the years ended December 31, 1997, 1996, and 1995 and the related notes thereto incorporated by reference herein.

OVERVIEW

     On October 31, 1997, the Company effected the Spin-off. The operations of UNOVA were reported in the Company's Consolidated Financial Statements as discontinued operations. Accordingly, the accounts of these operations have been reclassified as earnings from discontinued operations. See "-- Discontinued Operations" below for a discussion of the Spin-off.

RESULTS OF CONTINUING OPERATIONS

     The Company's continuing operations discussed herein reflect the Company's ongoing oilfield service-related businesses only. All references to earnings per share are on a diluted basis unless specified otherwise.

  1997 COMPARED TO 1996

     Net earnings from continuing operations totaled $91.8 million, or $1.65 per share, for the year ended December 31, 1997, an increase of 31% compared to 1996 net earnings of $69.9 million, or $1.29 per share.

     Total revenue for 1997 was $1,658.2 million, an increase of 17% over 1996 revenue of $1,418.1 million. Businesses acquired in 1997 contributed approximately $26.6 million of the revenue improvement. Approximately 68% of the Company's consolidated revenue was derived from international activities in 1997, compared to 70% in 1996. Consolidated international revenue increased 15% in 1997 over 1996.

     Operating profit from continuing operations was $200.6 million in 1997 compared to $147.4 million in 1996. Approximately 60% of the Company's consolidated operating profit was derived from international activities in 1997, compared to 56% in 1996.

     WESTERN GEOPHYSICAL -- WG's 1997 revenue increased 17% and operating profit increased 31% in 1997 compared to the prior year period. In addition to improvements in the overall seismic market, seismic operations were favorably impacted by the expansion of the ocean-bottom cable market, the emergence of the 4-D seismic market, the Company's proprietary development of new solid-streamer technology for its marine seismic vessels, and advancements in data processing technology.

     WALS -- WALS' revenue increased 17% and operating profit increased 36% in 1997 compared to the prior year. During 1997, WALS benefited from several long-term contracts derived from the success of the Company's new logging technologies. In addition, WALS focused on geographic expansion opportunities during 1997 primarily in Latin America, the Middle East, Southeast Asia, and Africa.

     E&PS -- During 1996 and 1997, E&PS did not have a portfolio of developed prospects generating income. As a result, during 1996 and 1997, E&PS continued to realize operating losses, including full cost ceiling impairments of $12.5 million in 1997 and $7.0 million in 1996, related to E&PS projects. The Company is continuing to invest capital to develop this division and expects E&PS to become profitable during 1998.

  1996 COMPARED TO 1995

     Net earnings from continuing operations totaled $69.9 million, or $1.29 per share, for the year ended December 31, 1996, an increase of 14% compared to 1995 net earnings of $61.4 million, or $1.14 per share.

     Total revenue for 1996 was $1,418.1 million, an increase of 11% over 1995 revenue of $1,282.9 million. Approximately 70% of the Company's consolidated revenue was derived from international activities in 1996, compared to 68% in 1995. Consolidated international revenue increased 13% in 1996 over 1995.

     Operating profit was $147.4 million in 1996 compared to $134.9 million in 1995. Approximately 56% of the Company's consolidated operating profit was derived from international activities in 1996, compared to 64% in 1995.

     WESTERN GEOPHYSICAL -- WG revenue for 1996 increased 15% and operating profit increased 14% over the prior year. Seismic operations benefited from a number of highly successful multiclient geophysical surveys, the expansion of its ocean-bottom cable acquisition and processing technology, and its growth in the global land market.

     WALS -- WALS began to realize the benefits of introducing its new-generation tools in 1996 with slightly higher revenue and operating profit than in 1995. Revenue increased 6% over 1995 revenue. Operating profit increased 2% in 1996 compared to the prior year.

     E&PS -- During 1995 and 1996, the Company built the infrastructure necessary to participate with clients on exploration and production projects in the U.S. and internationally. Although revenue increased in 1996 compared to 1995, E&PS had operating losses in both 1996 and 1995. The operating loss in 1996 was due in part to full cost ceiling impairments of $7.0 million.

  GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative ("G&A") expense decreased as a percent of sales from 5.1% in 1996 to 4.0% in 1997. Actual expenditures in 1997 were $66.8 million compared to $72.0 million in 1996. G&A expenses were consistent from 1995 to 1996.

  RESEARCH AND TECHNOLOGY

     Research and technology ("R&T") expense increased 8% in 1997 to $59.2 million compared to $54.8 million in 1996. For the year ended December 31, 1996, R&T expense decreased $5.0 million, or 8%, compared to 1995.

  DEPRECIATION, DEPLETION, AND AMORTIZATION

     Depreciation, depletion, and amortization expense for 1997 increased $59.7 million, or 19%, over 1996. Expense increased $35.7 million, or 13%, from 1995 to 1996. Increased capital spending in both years raised the depreciable asset bases for equipment and multiclient seismic data resulting in the higher depreciation, depletion, and amortization expense. During the fourth quarter of 1997, the Company extended the estimated useful lives of certain assets to more closely reflect management's current estimate of their expected lives. The effect of this change in accounting estimate resulted in an increase in the Company's earnings from continuing operations of $2.8 million, or $0.05 earnings per share, for 1997.

  INTEREST EXPENSE

     Interest expense in 1997 increased $10.5 million from 1996 due to higher average debt levels. Interest expense in 1996 was slightly lower than 1995 as slightly higher average debt balances were offset by a slightly lower weighted average interest rate.

  INCOME TAXES

     The effective income tax rate for continuing operations in 1997 was 39.3% as compared to 40.0% in 1996 and 40.5% in 1995. The effective rates differ from the federal statutory rates in all years due primarily to taxes on foreign operations, the nondeductibility of goodwill amortization, and other nondeductible expenses.

DISCONTINUED OPERATIONS

     Discontinued operations consist of the Company's industrial automation systems business, UNOVA, up to the date of the Spin-off. Corporate general and administrative costs of the Company were not allocated to UNOVA for any of the periods presented. Management, however, estimates that approximately 85% of the corporate general and administrative costs prior to the Spin-off were attributable to UNOVA. Furthermore, Spin-off related costs of $8.35 million were charged to continuing operations during the second quarter of 1997. Interest expense attributable to UNOVA and therefore reclassified to discontinued operations in the Company's Consolidated Statements of Operations totaled $17.2 million, $11.5 million, and $12.2 million for the years ended December 31, 1997, 1996, and 1995, respectively. Interest income attributable to UNOVA of $2.7 million, $4.4 million, and $2.8 million for the years ended December 31, 1997, 1996, and 1995, respectively, has also been reclassified to discontinued operations.

LIQUIDITY, CAPITAL RESOURCES, AND FINANCIAL CONDITION

  OVERVIEW

     The Company ended 1997 with cash and cash equivalents of $33.5 million compared with $16.3 million in 1996 and $13.2 million in 1995. During 1997, the Company used approximately $206.9 million more cash than it generated from operations. Major expenditures included $430.0 million for capital expenditures, $275.1 million for acquisitions of multiclient seismic data, and $55.4 million for business acquisitions. In addition, $66.7 million of cash was used to finance working capital primarily for increases in accounts receivable. The Company increased its net borrowings by $298.4 million primarily through its commercial paper program. Shareholders' equity decreased $616.1 million due to the Spin-off as offset by earnings during the year.

     Total debt was $808.1 million as of December 31, 1997, compared to $503.6 million at December 31, 1996. Total debt constituted approximately 48% and 25% of total capitalization at the end of 1997 and 1996, respectively. Debt increased in 1997 due primarily to acquisitions of industrial automation businesses made before the Spin-off. The Company acquired Norand Corporation on March 3, 1997 for $280 million and United Barcode Industries on April 4, 1997 for $107 million. These companies were integrated into the Company's industrial automation systems operations and included in the Spin-off. Both transactions were funded using a combination of committed credit facilities, short-term uncommitted credit lines, and excess cash.

  STRATEGY

     During periods of growth, the Company has historically spent substantial amounts for capital expenditures and acquisitions of multiclient seismic data in order to remain competitive. The Company estimates that during 1998 it will spend approximately $760 million for these purposes. The Company believes that its current working capital resources, expected cash flow from operations, and existing lines of credit will be sufficient to meet its 1998 needs for capital expenditures and acquisitions of multiclient seismic data. In addition, the Company may acquire complementary businesses as part of its long-term growth strategy. The Company's capital needs with respect to business acquisitions may exceed the Company's resources discussed above. Moreover, there is no assurance that the Company will be able to finance such business acquisitions on terms it finds acceptable and, in the event of a downturn in industry conditions, that the capital resources discussed above will be adequate to meet the foregoing capital needs.

ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which for the Company is effective in 1998. SFAS No. 130 establishes standards for the reporting and displaying of comprehensive income and its components. The Company will analyze SFAS No. 130 during 1998 to determine what, if any, additional disclosures will be required thereunder.

     The FASB issued in June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new requirements on the reporting of information about operating segments, products and services, geographic areas, and major customers. In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued which revises required disclosures about pensions and postretirement benefit plans. SFAS No. 131 and 132 are effective for the Company starting in 1998. The Company will analyze these pronouncements during 1998 to determine what, if any, additional disclosures will be required thereunder.

YEAR 2000

     The Company is currently utilizing a combination of internal and external resources to comprehensively identify and timely resolve the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information and support systems. The year 2000 problem is the result of software that uses two digits (rather than four) to define the applicable year. Any software or hardware that utilizes time-sensitive coding may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations, or cash flows in future periods. If, however, the Company, its customers, or vendors are unable to adequately resolve such processing issues in a timely manner, the Company's operations and financial results may be adversely affected.

                                    BUSINESS

     The Company is a leading supplier of oilfield services and reservoir information technologies for the worldwide oil and gas industry. It operates primarily through three divisions: Western Geophysical, Western Atlas Logging Services, and E&P Services. The Company specializes in land, marine and transition-zone seismic data acquisition and processing services; open-hole and cased-hole well-logging services; reservoir characterization; and exploration and production techniques and management services. The Company's revenues have grown from approximately $1.4 billion in 1996 to approximately $1.7 billion in 1997, an increase of 17%. During this period, EBITDA grew from approximately $457 million to approximately $570 million, an increase of 25%. For the year ended December 31, 1997, the Company's international activity generated revenue and operating profit of $1.1 billion and $119 million, respectively. Domestic activity produced revenue and operating profit of $529 million and $82 million, respectively.

     The Company, through its predecessors, has provided services to the oil and gas industry since 1932 and was incorporated in Delaware as a wholly-owned subsidiary of Litton in 1984. The Company became a publicly-traded company in March 1994, concurrent with the distribution of its common stock to the shareholders of Litton in a tax-free spin-off. On October 31, 1997, Western Atlas distributed all of the shares of UNOVA, its then wholly-owned industrial automation systems subsidiary, as a stock dividend to the Company's shareholders in the Spin-off. As a result of the Spin-off, UNOVA became an independent publicly-traded company.

     The Company's strategy is to maximize shareholder value by providing value-added solutions to its customers, maintaining operational excellence, and pursuing internal and external growth opportunities. The Company's reservoir information services enable customers to more quickly locate hydrocarbons, reduce exploration, development, and production risks, and maximize returns. Western Atlas intends to enhance its significant market positions in its core businesses by continuing to invest substantial amounts of intellectual and financial capital into new services, products, and technologies.

  WESTERN GEOPHYSICAL

     The Company is a leading provider of seismic exploration and production services throughout the world. In recent years, Western Atlas has advanced seismic technology to accurately delineate subtle anomalies and break through barriers such as salt bodies and unconsolidated sediments, providing more detailed geological information. On a worldwide basis, Western Atlas offers the most advanced fleet of purpose-built seismic vessels for deepwater streamer and OBC exploration, the industry's largest land-crew organization for all-terrain surveys, and innovative technologies for seamless coverage across shallow-water transition zones. The Company processes field data using a combination of on-site facilities and an extensive global network of computer centers.

     In October 1997, the Company acquired all of the outstanding stock of GeoSignal, Inc., a seismic data processing company, and Seismic Resources, Inc., a provider of multiclient seismic data, in exchange for stock of the Company.

     WG's seismic exploration and production services are described in more detail below:

     Advanced Deepwater Fleet. WG was the first in the industry to deploy a new class of super-seismic vessels to meet the high-volume, high-resolution needs of large-scale 3-D surveys. These vessels are equipped with enhanced streamer deployment capability for increased productivity, which is particularly important for the short seismic shooting season in the North Sea. In the Gulf of Mexico, where long offsets are needed for subsalt imaging, the Company's vessels are towing record streamer deployments. The vessels include the state-of-the-art MIDAS(SM) system for automated task handling, fully integrated onboard processing, and remote control through a high-speed satellite data link. The extension of processing capabilities to the field facilitates on-site quality control and more rapid delivery of interpretable seismic data.

     All-Terrain Land Surveys. WG has conducted land surveys throughout most oil and gas producing regions of the world. The Company's decentralized management structure enables its personnel to satisfy customer requirements by combining presurvey planning, energy sources, advanced data recording systems, and infield data processing. As a result, Western Atlas is able to provide high quality seismic data for the largest 3-D surveys in the Middle East as well as short lines in Canada. Field practices are designed to comply with applicable health, safety, and environmental standards.

     OBC and Transition-Zone Expertise. The Company is a leading provider of OBC technology. Western Atlas uses the OBC method to complement streamer surveys in water depths to 150 meters. In conjunction with the OBC surveys, the Company's acquisition of proprietary Dual Sensor(SM) processing provides high quality data by processing the combined hydrophone and geophone signals, cancelling multiple reflections, and recording the widest bandwidth in the industry. In transition zones such as marshlands and swamps, the Company's innovative survey designs and operations experience have achieved high-quality, seamless coverage in some of the world's most difficult areas, thereby enabling oil and gas companies to discern hydrocarbon indicators and drill wells with increased probability of success.

     Multicomponent Surveys. The Company is at the forefront of multicomponent surveys to acquire both compressional (P) and shear (S) wave seismic data. On land, 3-component geophones are used. In the marine environment, a hydrophone is added to each receiver station to create a 4-component data acquisition system. The Company then uses Dual Sensor processing to remove water-bottom multiples and increase the dynamic range of the P-wave data. By acquiring S-wave data as a supplement to P-wave data, the Company is able to distinguish between lithology and pore fluid effects, allowing for enhanced reservoir characterization, and thereby reducing exploration risk. S-wave data also aid in determining the density and orientation of fractures.

     Software Solutions. WG has developed a comprehensive seismic software library to provide advanced data processing solutions for a wide variety of geologic environments and field conditions. The acquisition of GeoSignal, Inc. increased the Company's portfolio of seismic refraction processing software. This software incorporates the latest developments in geophysical research and reflects continual improvements based on practical experience. The Company licenses this software to a variety of customers, including oil companies and national petroleum agencies.

     3-D Depth Imaging. Western Atlas has developed the technical expertise to image complex geologic formations. The Company's resources -- geophysical research, state-of-the-art parallel computers, and 3-D visualization technology -- provide cost-effective techniques for depth imaging reservoirs beneath faults, salt intrusions, and other obstructions.

     Spec Data Library and Data Storage. WG has accumulated the industry's largest databank of non-exclusive data for oil and gas prospects throughout the world, including extensive 3-D surveys in the Gulf of Mexico and the North Sea. This database offers prospective purchasers of oil and gas properties and other customers extensive information for evaluating properties. The database was enlarged through the acquisition of Seismic Resources, Inc., which specializes in non-exclusive surveys in the Mississippi Delta region. In addition, the Company has secure data storage and computerized data management services.

     4-D Advantage. Reservoir monitoring by the integration of time-lapse or 4-D seismic surveys offers the potential for improving understanding of hydrocarbon recovery. WG has developed full-service resources for 4-D monitoring through years of research, operational experience throughout the world, and the acquisition of the latest 4-D software technology, including software from EnTec Energy Consultants, Ltd., for integrated reservoir studies and the industry-leading Lamont 4-D(TM*) software for tracking fluid movement.

---------------

* Lamont 4-D is a trademark of Columbia University. Western Atlas uses it under exclusive license.

WESTERN ATLAS LOGGING SERVICES

     Since 1932, WALS has helped petroleum companies improve the economics of exploration and production operations by building a geoscientific knowledge base about their wells and reservoirs. With the increased importance of using downhole data to locate pay zones and produce hydrocarbons cost effectively, Western Atlas has developed a new generation of geoscience data acquisition and integrated data analysis systems. To help derive the maximum benefits of these new technologies, Western Atlas has created a worldwide network of geoscience centers staffed by geologists, geophysicists, and reservoir engineers with practical project experience in reducing risks and increasing hydrocarbon reserves. WALS conducts operations in all types of drilling and production environments, including highly deviated and extended-reach wells.

     In May 1997, the Company acquired Sungroup Energy Services Company, a Canadian well-logging, production testing, and completion services provider. Additionally, in December 1997, the Company acquired Heartland Kingfisher Inc., a Canadian well-logging company. ParaMagnetic Logging, Inc., a well-logging research company, was acquired in October 1997 in exchange for stock of the Company. These acquisitions are expected to provide growth opportunities for the Company in the cased-hole logging and perforating markets.

     Specific types of services provided by WALS include:

     Formation Evaluation. WALS' formation evaluation services provide key information to help clients better understand and manage reservoirs. This information includes hydrocarbon saturation, porosity, permeability, pay thickness, mechanical rock properties, and formation productivity. This information can also be used as benchmarks for future comparisons in monitoring production and optimizing recovery.

     Petrophysical Analysis. WALS uses advanced petrophysical data analysis to help quantify pay zones in reservoirs ranging from thin-bed clastics and low-resistivity contrast formations to fractured carbonates. These services include imaging and analyzing an extensive range of productive zones in developed fields and exploration wells. The resulting petrophysical analyses can be readily integrated with other geoscientific information to improve reservoir economics.

     Downhole Seismic Services. WALS offers a wide range of borehole and cross-well seismic services, including reservoir connectivity mapping, vertical seismic profiles, velocity surveys, saltdome imaging, and seismic-while-drilling, for both exploration and field development applications.

     Completion Services. WALS' completion technologies are designed to help optimize production. Services include cement evaluation, perforating, mechanical, pressure-control services and correlation logs. WALS' trained engineers work with customers to plan and conduct well completion operations taking into account safety and environmental guidelines.

     Reservoir Monitoring. WALS' reservoir monitoring technologies enable customers to monitor reserves, assess the need for remedial services, and evaluate enhanced recovery operations. WALS establishes the production baseline through evaluation logs, casing inspection and production logs. WALS can thereafter monitor changes in the well or reservoir through subsequent logging and inspection.

     Geoscience Services. Western Atlas has established geoscience centers in strategic locations throughout the world, where specialists in geology, geophysics, petrophysics, reservoir engineering, and related fields apply advanced techniques in an integrated environment to help clients cut costs, reduce risks, increase production, and improve recovery.

  E&P SERVICES

     E&PS seeks clients and partners for oil and gas exploration and production opportunities who will value the subsurface information technologies that E&PS possesses to exploit the full potential of hydrocarbon bearing properties. E&PS is organized into multidisciplinary project teams of geophysicists, geologists, and reservoir engineers that offer a wide range of experience in exploration and production techniques, including integrated geoscience subsurface analysis, reservoir characterization, economic and risk analysis, drilling recommendations, and project management and implementation. E&PS was started in 1995 as a provider of value-added consulting services to clients, typically on a fee basis. The division currently provides services to clients on a fee basis as well as invests financial and intellectual capital into client projects on a shared-risk and/or partnered basis.

MARKET AND CUSTOMERS

     The market for the Company's products and services is the worldwide oil and gas industry. The Company has hundreds of customers consisting primarily of oil and gas exploration and production companies, including large integrated oil and gas entities, smaller independent companies, and government organizations. The customer base is diversified with no single customer representing more than 10% of the Company's revenue. The Company's top five customers constitute approximately 21% of the Company's revenue.

     Demand for the Company's services depends upon the level of spending by oil and gas companies for exploration, production, development, and field management activities. These activities depend in part on current and expected oil and gas prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases and concessions for oil and gas exploration, the discovery rate of new oil and gas reservoirs, domestic and international political, regulatory and economic conditions, and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policies. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty, political conditions in the Middle East and other oil producing regions of the world, the foreign supply of oil and gas, and overall economic conditions. A further decline in oil and gas prices or the continuation of current pricing conditions for an extended period of time could cause the Company's customers to alter their spending plans and result in a significant reduction in the demand for the Company's services.

COMPETITION

     Competition in the seismic services market ranges from a few larger companies with a broad spectrum of services, to smaller companies targeting narrow market segments. Major competitors to WG in the seismic market are:
Geco-Prakla (a division of Schlumberger Limited), Compagnie Generale de Geophysique, and Petroleum Geo-Services ASA. The Company believes WG is the largest participant in this market, measured by revenue. In addition, there are numerous smaller competitors. Competition in the oilfield logging services market ranges from a few larger companies with a broad spectrum of services, to numerous smaller companies targeting narrow market segments. The Company's largest competitors in this market include Schlumberger Limited and Halliburton Company. The Company believes WALS has the second largest revenue share of this market. The Company believes seismic and logging projects are won primarily on the basis of price, technology, quality, service, turnaround time, and availability of personnel and equipment.

METHODS OF DISTRIBUTION

     The Company principally markets its products and services directly to its customers on a global basis.

RAW MATERIALS

     WALS' manufacturing operations design, develop, and manufacture most of the proprietary tools and instruments used by WALS to provide its services. A wide variety of raw materials are used in the manufacture of these products which are obtained from a variety of suppliers. No single supplier provides 10% or more of the Company's raw materials. The Company believes that it could make satisfactory alternative arrangements in the event of interruption in the supply of such materials.

INTELLECTUAL PROPERTY

     The Company owns significant intellectual property relating to its products and services that has been secured over a period of years. This intellectual property has been of value in the growth of the Company's business and is expected to be of value in the future. However, the Company's business generally is not dependent upon the protection of any single item or small number of items of intellectual property, and would not be materially affected by the expiration or termination of any single item or small number of items of intellectual property.

RESEARCH AND TECHNOLOGY

     Direct expenditures on R&T activities amounted to $59.2 million, $54.8 million, and $59.8 million in the years ended December 31, 1997, 1996, and 1995, respectively.

SEASONALITY AND BACKLOGS

     Although the Company's operations in any particular geographic area may be affected by seasonal factors, the global nature of its operations tends to reduce overall seasonal effects. Because the Company's revenue is predominantly service related, the Company does not consider backlog to be a significant measure of future sales.

ENVIRONMENTAL MATTERS

     During the fiscal year ended December 31, 1997, the amounts incurred in complying with laws and regulations pertaining to environmental standards did not have a material effect upon the Company's cash flows or earnings.

EMPLOYEES

     As of December 31, 1997, the Company had approximately 10,600 full-time employees.

                                   MANAGEMENT

     The following table lists the current directors and executive officers of the Company:

                                     AGE                        TITLE
                                     ---                        -----
John R. Russell...................   59    President & Chief Executive Officer and Director
William H. Flores.................   44    Senior Vice President and Chief Financial
                                           Officer
James E. Brasher..................   49    Senior Vice President, General Counsel and
                                             Assistant Secretary
Orval F. Brannan..................   58    Senior Vice President
Damir S. Skerl....................   58    Senior Vice President
Richard C. White..................   42    Senior Vice President and President of WG
Gary E. Jones.....................   43    Vice President and President of WALS
Paul Bancroft III.................   68    Director
Alton J. Brann....................   56    Director and Chairman of the Board
Joseph T. Casey...................   66    Director
William C. Edwards................   69    Director
Claire W. Gargalli................   55    Director
Orion L. Hoch.....................   69    Director

     JOHN R. RUSSELL has served as President and Chief Executive Officer of the Company since October 1997 and is currently a member of the Executive and Nominating Committees. Mr. Russell served as Executive Vice President and Chief Operating Officer of the Oilfield Services group of the Company from 1990 until October 1997. From 1991 to 1994, Mr. Russell served as Senior Vice President of Litton Industries, Inc. and as Chief Executive Officer of Western Atlas International, Inc. a wholly owned subsidiary of the Company ("WAII").

     WILLIAM H. FLORES has served as Senior Vice President and Chief Financial Officer of the Company since October 1997 and Chief Financial Officer of WAII since August 1997. From 1990 to 1997, Mr. Flores served as a director and as Senior Vice President and Chief Financial Officer, and from 1996 to 1997 he served as Executive Vice President, of Marine Drilling Companies, Inc.

     JAMES E. BRASHER has served as Senior Vice President and General Counsel of the Company since October 1997. From 1994 to 1997, Mr. Brasher served as Vice President and Group Counsel of WAII, and from 1987 to 1994 he served as Secretary and General Counsel of WAII.

     ORVAL F. BRANNAN has served as Senior Vice President of the Company since 1994 and President of E&PS since 1995. Mr. Brannan served as Senior Vice President of WAII since 1992 and President of WG from 1991 to 1995. Mr. Brannan serves as the Chairman of the Board of Directors of PetroAlliance Services Company Ltd., a 50% owned subsidiary of the Company that provides oilfield services in the former Soviet Union.

     DAMIR S. SKERL has served as Senior Vice President of the Company since 1994. In addition, Mr. Skerl served as President of WALS from 1992 to 1997.

     RICHARD C. WHITE has served as Senior Vice President of the Company since May 1996 and President of WG since 1995. From 1995 to 1996, Mr. White served as Vice President of the Company. In addition, from 1994 to 1995, he served as Chief Operating Officer of WG and in 1993 as Senior Vice President of the Company's North and South American Operations.

     GARY E. JONES has served as Vice President of the Company and President of WALS since 1997. From 1996 to 1997, Mr. Jones served as Vice President of Business Development of WAII and from 1992 to 1996 as Vice President of Latin America Operations of WG.

     PAUL BANCROFT, III has served as a director of the Company since 1994 and is currently Chairman of the Compensation Committee and a member of the Audit and Compliance and Nominating Committees. Mr. Bancroft served as President, Chief Executive Officer, and a director of Bessemer

Securities Corporation from 1976 until 1988. Currently, he is an independent venture capitalist and consultant and a director of several investment funds sponsored by Scudder, Kemper Investments.

     ALTON J. BRANN has served as Chairman of the Board and a director of the Company since 1994 and is currently the Chairman of the Executive Committee and a member of the Audit and Compliance and Nominating Committees. From 1994 to October 1997, Mr. Brann served as Chief Executive Officer of the Company. Mr. Brann has served as Chairman of the Board and Chief Executive Officer of UNOVA since October 1997. From 1990 and 1992, respectively, he served as President and Chief Executive Officer of Litton. Mr. Brann is a director and Chairman of the Executive Committee of the Board of Directors of Litton.

     JOSEPH T. CASEY has served as a director of the Company since 1994 and is currently a member of the Executive and Nominating Committees. Mr. Casey served as Vice Chairman and Chief Financial Officer of both the Company and Litton from 1994 and 1988, respectively, until his retirement in September 1996. He is currently a director of Litton and of PSI, Inc. Mr. Casey has served as a consultant to the Company since October 1996.

     WILLIAM C. EDWARDS has served as a director of the Company since 1994 and is currently the Chairman of the Nominating Committee and member of the Audit and Compliance and Compensation Committees. Mr. Edwards is Chairman of the Board of Xeruca Corporation and director of Trust Company of the West and CellNet Data Systems. He is also a director and treasurer of Population Action International.

     CLAIRE W. GARGALLI has served as a director of the Company since 1994 and is currently the Chairperson of the Audit and Compliance Committee and member of both the Compensation and Nominating Committees. Since 1990, Ms. Gargalli has served as the Vice Chairman of Diversified Search and Diversified Health Search Companies, executive search consulting firms, and is a director of Praxair, Inc. and of Renal Treatment Centers.

     ORION L. HOCH has served as a director of the Company since 1994 and is currently a member of the Nominating Committee. Dr. Hoch served as Chief Executive Officer of Litton from 1988 to 1994 and as Chairman of the Executive Committee of UNOVA since October 1997. He is currently a director of Litton, Bessemer Trust Company, Woodbridge, New Jersey, and of Bessemer Trust Company, N.A., New York.

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes will be issued as general unsecured, unsubordinated obligations of the Company. The Notes will be limited to $200 million aggregate principal
amount and will mature on             , 2008.

     The Notes will bear interest from             , 1998, payable semi-annually
in arrears on each           and           , commencing             , 1998, at
the rate set forth on the cover page of this Prospectus to the persons in whose names the Notes are registered at the close of business on the next preceding
          and           , respectively.

     The Notes will be issued under an Indenture dated as of             , 1998
(the "Indenture") between the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee"). The statements under this caption relating to the Notes are summaries only and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein. A copy of the form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Available Information". Certain capitalized terms used below and not defined herein have the respective meanings assigned to them in the Indenture. As used in this section "Description of the Notes", the term "Company" shall mean Western Atlas Inc., the issuer of the Notes, and the term "Subsidiary" shall mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

     The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

RANKING

     The Notes will rank pari passu with all existing unsecured, unsubordinated indebtedness of the Company. The Notes will be junior in right of payment to all of the Company's secured obligations (insofar as the assets securing such obligations are concerned). In addition, the rights of creditors of the Company, including the Holders of the Notes, to participate in the assets of any Subsidiary upon such Subsidiary's liquidation or recapitalization, will be subject to prior claims of such Subsidiary's creditors. Substantially all of the assets of the Company are owned by Subsidiaries.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at the option of the Company, in whole or in part, upon not less than 30 and not more than 60 days' notice mailed to each Holder of Notes to be redeemed at the Holder's address appearing in the Notes Register, on any date prior to maturity (the "Redemption Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the Redemption Date, of:

             A. each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) redeemed on each Interest Payment Date occurring after the

        Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

             B. the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) redeemed;

over

          (ii) the principal amount of the Note (or portion thereof) redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest and principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 15 basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company, provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "Statistical Release"). If the Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/200th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

CERTAIN COVENANTS

  LIMITATIONS ON LIENS

     The Indenture provides that the Company will not create, assume or suffer to exist any Lien (as defined below) on any Restricted Property (as defined below) to secure any debt of the Company, any Subsidiary or any other Person, or permit any Subsidiary so to do, without securing the Notes equally and ratably with such debt for so long as such debt is so secured. The foregoing restriction does not apply, however, to the following: (1) Liens existing on the date of issuance of the Notes; (2) Liens on Restricted Property of Subsidiaries at the time they become Subsidiaries; (3) Liens existing on Restricted Property when acquired; (4) any Lien to secure any debt incurred prior to, at the time of, or within 24 months after the acquisition of Restricted Property for the purpose of financing all or any part of the purchase price thereof and any Lien to the extent that it secures debt which is in excess of such purchase price and for the payment of which recourse may be had only against such acquired Restricted Property; (5) any Lien to secure any debt incurred prior to, at the time of, or within 24 months after the completion of the construction and commencement of commercial operation, alteration, repair or improvement of Restricted Property for the purpose of financing all or any part of the cost thereof and any Lien to the extent that it secures debt which is in excess of such cost and for the payment of which recourse may be had only against such Restricted Property; (6) any Lien securing debt of a Subsidiary owing to the Company or to another Subsidiary; (7) Liens on the stock, partnership or other equity interest of the Company or any Subsidiary in any Joint Venture (as defined below) to secure debt, provided the amount of such debt is contributed and/or advanced solely to such Joint Venture; (8) any Lien in favor of the United States of America or any State thereof or any other country, or any agency, instrumentality or political subdivision of any of the foregoing, to secure partial, progress, advance or other payments or performance pursuant to the provisions of any contract or statute, or any Liens securing industrial development, pollution control or similar revenue bonds; (9) Liens imposed by law, such as mechanics', workers', repairmen's, materialmen's, carriers', vendors' or other similar Liens arising in the ordinary course of business, or governmental (federal, state or municipal) Liens arising out of contracts for the sale of products or services by the Company or any Subsidiary, or deposits or pledges to obtain the release of any of the foregoing; (10) certain pledges or deposits under workers' compensation or similar legislation or in certain other circumstances; (11) certain Liens in connection with legal proceedings, including certain Liens arising out of judgments or awards; (12) Liens for certain taxes or assessments; (13) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (1) through (12) above, so long as the principal amount of the debt secured thereby does not exceed the principal amount of debt so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of debt is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, also may be secured by the Lien) and the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (plus improvements on the property); and (14) Liens otherwise prohibited by this covenant securing debt that, together with the aggregate amount of outstanding debt secured by Liens otherwise prohibited by this covenant and the value of certain Sale and Leaseback Transactions (as defined below), do not exceed 15% of the Company's Consolidated Net Tangible Assets (as defined below).

  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction (as defined below) covering any Restricted Property unless (1) the Company would be entitled under the provisions described under "Limitations on Liens" above to incur debt equal to the value of such Sale and Leaseback Transaction, secured by Liens on the property to be leased, without equally and ratably securing the Notes, or (2) after the date on which the Notes are originally issued and within a period commencing nine months prior to the effective date of such Sale and Leaseback Transaction and ending nine months after such effective date, the Company or such Subsidiary shall have expended, for Restricted Property used or to be used in the ordinary course of business of the Company and its Subsidiaries, an amount equal to all or a portion of the value of such Sale and Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale and Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below or as otherwise permitted); or (3) the Company during the nine months following the effective date of such Sale and Leaseback Transaction, shall have applied either an amount equal (a) to the value of such Sale and Leaseback Transaction to the voluntary retirement of long-term debt or (b) to the acquisition of Restricted Property (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (2) above).

  CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of outstanding Notes, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person, provided that (i) the Person formed by such consolidation or into which the Company is merged or that acquires or leases the assets of the Company substantially as an entirety is a Person that expressly assumes by supplemental indenture the Company's obligations on the Notes and under the Indenture, (ii) after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under the Indenture and the Notes.

  DEFINITIONS

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount of current liabilities is being determined) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and determined in accordance with generally accepted accounting principles.

     "Joint Venture" means any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries. A Joint Venture shall not be a Subsidiary.

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest.

     "Restricted Property" means (i) any vessel, or portion thereof, owned or leased by the Company or any Subsidiary and used for offshore activities, which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such vessel, or portion thereof, shall be deemed to be of material importance if its gross book value (before deducting accumulated depreciation) is less than 1.5% of Consolidated Net Tangible Assets, or (ii) any shares of capital stock or indebtedness of any Subsidiary owning any such vessel.

     "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Restricted Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, and the commencement of commercial operation of the Restricted Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to the
Notes: (i) failure to pay principal of (or premium, if any, on) any Note when due; (ii) failure to pay any interest on any Note when due, continued for 30 days; (iii) failure to perform any other covenant of the Company in the Indenture, continued for 90 days after written notice as provided in the Indenture; (iv) certain events of bankruptcy, insolvency or reorganization; and
(v) certain other Events of Default as specified in the Indenture. If an Event of Default occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of all the Notes to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such declaration of acceleration. Depending on the terms of other indebtedness of the Company outstanding from time to time, an Event of Default under the Indenture may give rise to cross defaults on such other indebtedness of the Company.

     The Indenture provides that, within 90 days after the occurrence of a default in respect of the Notes, the Trustee will give to the Holders of the Notes notice of all uncured and unwaived defaults known to it; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, any Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes; and provided further, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, any Notes. For the purpose of this provision, "default" with respect to the Notes means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Notes.

     The Holders of a majority in principal amount of the outstanding Notes have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Notes unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request.

     The Holders of a majority in principal amount of the outstanding Notes may on behalf of the Holders of all Notes waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Note or in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note affected. The Holders of a majority in principal amount of the outstanding Notes affected thereby may on behalf of the Holders of all such Notes waive compliance by the Company with certain restrictive provisions of the Indenture.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

BOOK-ENTRY SYSTEM

     The Notes initially will be represented by one or more Global Notes deposited with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Except as set forth below, the Notes will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Notes represented by the Global Notes, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Notes represented by the Global Notes will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the Depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in Notes represented by Global Notes.

     So long as the Depository for a Global Note, or its nominee, is the registered owner of such Global Note, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note registered in its name. Participants and persons that hold interests through participants will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the Global Notes are exchanged in whole or in part for individual certificates evidencing the Notes represented thereby, such Global Notes may not be transferred except as a whole by the Depository to a nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

     Payments of principal, premium, if any, of and interest on the Notes represented by Global Notes registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent in immediately available funds to the Depository or its nominee, as the case may be, as the registered owner of the Notes represented by such Global Notes.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Notes represented by Global Notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Notes represented by the Global Notes as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Notes represented by the Global Notes will be governed by standing customer instructions and customary practices. Such payments will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Notes. In addition, the Company may at any time in its sole discretion determine not to have Global Notes and, in such event, will issue individual Notes in definitive form in exchange for the Global Notes. In either instance, the Company will issue Notes in definitive form, equal in aggregate principal amount to the Global Notes, in such names and in such principal amounts as the Depository shall request. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Neither the Company, the Trustee, any Paying Agent nor the registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Notes represented by such Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

MODIFICATION

     Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Notes under the Indenture affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity date of the principal of, or any installment of principal or of interest on, any Note,
(ii) reduce the principal amount of, or the premium (if any) or interest on, any Note, (iii) change the place or currency or currencies (including composite currencies) of payment of principal of, or premium (if any) or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note or (v) reduce the percentage in principal amount of outstanding Notes, the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Indenture provides that the Company and the Trustee may, without the consent of any Holders of Notes, modify or amend the Indenture for the purpose of curing ambiguities, defects or inconsistencies in the Indenture, provided that such action to cure ambiguities, defects or inconsistencies shall not adversely affect the interests of the Holders of the Notes in any material respect.

DISCHARGE AND DEFEASANCE

     The Company may terminate its obligations under the Indenture, other than its obligation to pay the principal of (and premium, if any) and interest on the Notes and certain other obligations, provided that it (i) irrevocably deposits, or causes to be irrevocably deposited with the Trustee as trust funds, money or U.S. Government Obligations, maturing as to principal and interest sufficient to pay the principal of and any interest on all outstanding Notes on the stated maturity of such payments or on any Redemption Date and (ii) complies with certain additional conditions specified to be applicable with respect to the covenant defeasance of the Notes.

     The Notes also provide for legal defeasance pursuant to the Indenture. In such case, if the Company (i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above, (ii) makes a request to the Trustee to be discharged from its obligations on the Notes and
(iii) complies with additional conditions specified to be applicable with respect to legal defeasance of the Notes, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Notes, the obligations of the Company under the Indenture and the Notes to pay the principal of (and premium, if any) and interest on the Notes shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the

Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment.

     "U.S. Government Obligations" is defined in the Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     The Notes are issuable in definitive form as registered debt securities. Each Note will be exchangeable for other Notes of a like aggregate principal amount and tenor of different authorized denominations.

     The Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Notes Registrar or at the office of any transfer agent designated by the Company for such purpose, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Notes Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company will appoint the Trustee as Notes Registrar. The Company may at any time rescind the designation of any transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Notes. The Company may at any time designate additional transfer agents with respect to the Notes.

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Notes during a period beginning at the opening of business 15 days prior to the selection of Notes for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or (ii) register the transfer of or exchange any Note, or portion thereof, called for redemption, except the unredeemed portion of any Note being redeemed in part.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any premium and interest on the Notes will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Notes Register. Payment of any installment of interest on the Notes will be made to the Person in whose name the applicable Note is registered at the close of business on the Regular Record Date for such interest.

     The Corporate Trust Office of the Trustee in San Francisco, California will be designated as a Paying Agent for the Company for payment with respect to the Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Notes.

     All monies paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Note that remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Note will thereafter look only to the Company for payment thereof.

MEETINGS

     The Indenture contains provisions for convening meetings of the Holders of the Notes. A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the outstanding Notes, in any such case upon notice given as described under "Notices" below. Except for any consent that must be given by the Holder of each Note affected thereby, as described under "Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Notes; provided, however, that, except for any consent that must be given by the Holder of each Note affected thereby, as described under "Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the outstanding Notes may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the outstanding Notes. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of the Notes duly held in accordance with the Indenture will be binding on all Holders of the Notes. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the outstanding Notes.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

NOTICES

     Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Notes Register.

THE TRUSTEE

     The Trustee for the Notes is Chase Manhattan Bank and Trust Company, National Association. The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     The Trustee may from time to time serve as a depositary of funds of, make loans to and perform other services for the Company.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences associated with the acquisition, ownership and disposition of the Notes applicable to initial purchasers of Notes. The summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all as of the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. The discussion below does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in the context of their specific investment circumstances (for example, persons holding Notes as a hedge against currency risks or as part of a straddle or conversion transaction) or to certain types of holders subject to special treatment under such laws (for example, financial institutions, tax-exempt organizations and insurance companies). In addition, the discussion does not address any aspect of state, local or foreign taxation and assumes that the initial purchasers of the Notes will hold them as "capital assets" within the meaning of Section 1221 of the Code. The Company has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     For purposes of this discussion, a "U.S. holder" is an individual who is a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created under the laws of the United States or any political subdivision thereof, an estate or trust described in Section 7707(a)(30) of the Code, or a person who is subject to U.S. federal income taxation on its worldwide income regardless of its source.

     PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

U.S. HOLDERS

     Interest payable on the Notes will constitute interest for United States federal income tax purposes and will be includable as ordinary income in the income of a U.S. holder as received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes. The Company expects that the Notes will not be issued with original issue discount ("OID") within the meaning of the Code because it expects the price at which a substantial amount of the Notes will be sold to equal the par amount of the Notes or to be less than the par amount of the Notes by a de minimis amount (within the meaning of the Code). In addition, for purposes of computing OID, no portion of any premium paid by the Company to exercise its call option will be included in the stated redemption price at maturity of the Notes because the Company's call option will be deemed not to be exercised for purposes of the OID rules. If a Note is sold or otherwise disposed of, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash proceeds and the fair market value of any property received on the disposition (except to the extent attributable to accrued but unpaid interest) and such holder's tax basis in the Note. A U.S. holder's adjusted tax basis in a Note generally will equal its cost plus the amount of interest income on the Note previously taken into income by such holder but not yet received. The gain or loss on the disposition will be capital gain or loss. Capital gain will be taxed at a reduced rate for a U.S. holder who is not a corporation and who has held the Note for more than one year and at a further reduced rate for a U.S. holder who is not a corporation and who has held the Note for more than 18 months.

NON-U.S. HOLDERS

     Under present United States federal income tax law and subject to the discussion of backup withholding below:

          (a) Payments of Interest on a Note by the Company or any agent of the Company to any holder of a Note who is not a U.S. holder (a "Non-U.S. holder") will not be subject to United States federal withholding tax (and the Non-U.S. holder will not be subject to United States federal income tax on such interest income), provided that such interest income is not effectively connected with a United States trade or business of the Non-U.S. holder and provided that (i) the Non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. holder is not a controlled foreign corporation that is related to the Company through stock ownership; (iii) either (A) the beneficial owner of the Note certifies (by submitting to the Company or its agent a Form W-8 (or a suitable substitute form)) in compliance with applicable laws and regulations to the Company or its agent, under penalties of perjury, that it is not a "United States person" as defined in the Code and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution"), that holds the Note on behalf of the beneficial owner, and provides a statement to the Company or its agent in which it certifies that a Form W-8 (or a suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; and (iv) the Non-U.S. holder is not a bank which acquired the Note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business. A Non-U.S. holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. holders should consult applicable income tax treaties, which may provide different rules.

          (b) A Non-U.S. holder will generally not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or redemption of a Note unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. holder,
     (ii) in the case of a Non-U.S. holder who is an individual, such Non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition or (iii) the Non-U.S. holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates. Non-U.S. holders should consult applicable income tax treaties, which may provide different rules.

     Treasury regulations that will be effective January 1, 1999, provide for several alternative methods for Non-U.S. holders or "qualified intermediaries" who hold Notes on behalf of Non-U.S. holders to obtain an exemption from withholding on interest payments. The Treasury regulations also will require, in the case of Notes held by a foreign partnership, that (i) the certification described in clause (a)(iii) of the preceding paragraph be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information to the payor, including a United States taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

     Except to the extent that an applicable treaty otherwise provides, a Non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to interest or gain if the interest income or gain is effectively connected with a United States trade or business of the Non-U.S. holder. Effectively connected interest income received by a corporate Non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, at a lower treaty rate). Even though such effectively connected interest income is subject to income tax and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. holder delivers a properly executed IRS Form 4224 to the payor.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements may apply to principal and interest payments on a Note and to payments of the proceeds of the sale of a Note. A 31% backup withholding tax may apply to such payments unless the holder
(i) is a corporation, is a Non-U.S. holder or comes within certain other exempt categories and, when required, demonstrates its exemption, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of a Note who does not provide the Company with the holder's correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                              NOTES
                        -----------                           ------------
Goldman, Sachs & Co.........................................  $
Chase Securities Inc. ......................................
NationsBanc Montgomery Securities LLC.......................
                                                              ------------
          Total.............................................  $200,000,000
                                                              ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Notes. The Underwriters may
allow, and such dealers may reallow, a concession not to exceed      % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has entered into an underwriting agreement with certain underwriters for the concurrent offer and sale of the Units in the Units Offering. Neither the Units Offering nor this Notes offering is conditioned on the consummation of the other offering. The Underwriters in the Units Offering are Goldman Sachs & Co., Credit Suisse First Boston Corporation and Morgan Stanley & Co. Incorporated.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and commercial banking activities with the Company and its Subsidiaries.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                             VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Thompson & Knight, P.C., Dallas, Texas. Certain legal matters in connection with the issuance of the Notes will be passed on for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Forward-looking Statements...........    ii
Available Information................   iii
Incorporation of Certain Documents by
  Reference..........................    iv
Prospectus Summary...................     1
Use of Proceeds......................     5
Capitalization.......................     6
Selected Consolidated Financial
  Data...............................     7
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     9
Business.............................    13
Management...........................    18
Description of the Notes.............    20
Certain U.S. Federal Income Tax
  Considerations.....................    29
Underwriting.........................    32
Validity of the Notes................    33
Experts..............................    33

======================================================

======================================================
                                  $200,000,000

                               WESTERN ATLAS INC.
                                  % SENIOR NOTES
                                    DUE 2008
                             ---------------------

                               WESTERN ATLAS LOGO

                             ---------------------

                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the offering of the Senior Notes being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the New York Stock Exchange listing fee.

Securities and Exchange Commission Registration Fee.........  $59,000
NYSE Listing Fees...........................................     *
Legal Fees and Expenses.....................................     *
Accounting Fees.............................................     *
Printing and Engraving Costs................................     *
Rating Agencies' Fees.......................................     *
Trustee's Fees and Expenses.................................     *
Miscellaneous Expenses......................................     *
                                                              -------
  Total.....................................................  $
                                                              =======

---------------

* To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("DGCL"), which provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided such officer, director, employee, or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. Section 145 of the DGCL provides further that a Delaware corporation may indemnify officers, directors, employees, or agents of the corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer, director, employee, or agent is successful on the merits or otherwise in the defense of any action referred to above or any claim therein, the corporation must indemnify him or her against the expenses that such person actually and reasonably incurred.

     Article Sixth of the Company's Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as directors, except to the extent such exculpation is not permitted under the DGCL. Article Sixth further stipulates that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then (without further actions by the stockholders of the Company) the liability of the directors of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time. Article Sixth of the Company's Restated Certificate of Incorporation provides for the indemnification of any person who is a party to or is threatened to be made a party to or otherwise involved in any proceeding, by reason of the fact that such person is or was a director or officer of the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but in the case of such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors or administrators.

     The Company also maintains director and officer liability insurance policies covering directors and certain management employees.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
           1.1           -- Form of Underwriting Agreement with respect to the
                            Notes.*
           4.1           -- Restated Certificate of Incorporation of the Company
                            dated March 17, 1994.**
           4.2           -- Bylaws of the Company dated March 17, 1994.**
           4.3           -- Rights Agreement dated as of August 17, 1994, between
                            Western Atlas Inc. and Chemical Trust Company of
                            California, as Rights Agent, which includes the form of
                            Certificate of Designations of Series A Junior
                            Participating Preferred Stock of Western Atlas Inc. as
                            Exhibit A, the form of Right Certificate as Exhibit B and
                            the Summary of Rights to Purchase Preferred Shares as
                            Exhibit C.***
           4.4           -- Form of Indenture.*
           5.1           -- Opinion of Thompson & Knight, P.C. regarding legality.*
          12.1           -- Computation of Ratio of Earnings to Fixed Charges.
          23.1           -- Consent of Thompson & Knight, P.C. (included in Exhibit
                            5.1).*
          23.2           -- Consent of Deloitte & Touche LLP.
          24.1           -- Power of Attorney (included on page II-4).
          25.1           -- Statement of Eligibility of Trustee on Form T-1.*

---------------

*   To be filed by amendment.

** Incorporated herein by reference to the same titled exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-12430), as amended by Form 10-K/A filed on March 11, 1998.

*** Incorporated by reference to the same titled exhibit to the Company's
    Current Report on Form 8-K, dated August 25, 1994 (File No. 1-12430).

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on the 11th day of March, 1998.

                                            WESTERN ATLAS INC.

                                            By:    /s/ JOHN R. RUSSELL
                                              ----------------------------------
                                                       John R. Russell
                                                President and Chief Executive
                                                            Officer

     Pursuant to the requirements of the Securities Act of 1933 (the "Act"), this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints James E. Brasher, and Lourdes T. Hernandez, and each of them (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities to sign on his or her behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Act, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----

                 /s/ JOHN R. RUSSELL                     President and Chief Executive         March 11, 1998
-----------------------------------------------------      Officer and Director (Principal
                   John R. Russell                         Executive Officer)

                /s/ WILLIAM H. FLORES                    Senior Vice President and Chief       March 11, 1998
-----------------------------------------------------      Financial Officer (Principal
                  William H. Flores                        Financial and Accounting
                                                           Officer)

                /s/ PAUL BANCROFT III                    Director                              March 11, 1998
-----------------------------------------------------
                  Paul Bancroft III

                 /s/ ALTON J. BRANN                      Director and Chairman of the Board    March 11, 1998
-----------------------------------------------------
                   Alton J. Brann

                 /s/ JOSEPH T. CASEY                     Director                              March 11, 1998
-----------------------------------------------------
                   Joseph T. Casey

               /s/ WILLIAM C. EDWARDS                    Director                              March 11, 1998
-----------------------------------------------------
                 William C. Edwards

                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----

               /s/ CLAIRE W. GARGALLI                    Director                              March 11, 1998
-----------------------------------------------------
                 Claire W. Gargalli

                  /s/ ORION L. HOCH                      Director                              March 11, 1998
-----------------------------------------------------
                    Orion L. Hoch

                                 EXHIBITS INDEX

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
           1.1           -- Form of Underwriting Agreement with respect to the
                            Notes.*
           4.1           -- Restated Certificate of Incorporation of the Company
                            dated March 17, 1994.**
           4.2           -- Bylaws of the Company dated March 17, 1994.**
           4.3           -- Rights Agreement dated as of August 17, 1994, between
                            Western Atlas Inc. and Chemical Trust Company of
                            California, as Rights Agent, which includes the form of
                            Certificate of Designations of Series A Junior
                            Participating Preferred Stock of Western Atlas Inc. as
                            Exhibit A, the form of Right Certificate as Exhibit B and
                            the Summary of Rights to Purchase Preferred Shares as
                            Exhibit C.***
           4.4           -- Form of Indenture.*
           5.1           -- Opinion of Thompson & Knight, P.C. regarding legality. *
          12.1           -- Computation of Ratio of Earnings to Fixed Charges.
          23.1           -- Consent of Thompson & Knight, P.C. (included in Exhibit
                            5.1). *
          23.2           -- Consent of Deloitte & Touche LLP.
          24.1           -- Power of Attorney of Western Atlas Inc. (included on Page
                            II-4)
          25.1           -- Statement of Eligibility of Trustee on Form T-1.*

---------------

*   To be filed by amendment.

** Incorporated herein by reference to the same titled exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (File No. 1-12430), as amended by Form 10-K/A filed on March 11, 1998.

*** Incorporated by reference to the same titled exhibit to the Company's
    Current Report on Form 8-K, dated August 25, 1994 (File No. 1-12430).